CORRESP

CHIPOTLE MEXICAN GRILL, INC. 610 Newport Center Drive Newport Beach, CA 92660
October 3, 2024
Keira Nakada
Rufus Decker
Division of Corporate Finance
Office of Trade & Services
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Chipotle Mexican Grill, Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Item 2.02 Form 8-k Filed February 6, 2024
File No. 001-32731
Dear Ms. Nakada and Mr. Decker:
This letter is in response to your letter dated October 1, 2024, providing a comment on Chipotle Mexican Grill, Inc.’s (“Chipotle”) Form 8-K filed on February 6, 2024. For your convenience, your comment has been reproduced in its entirety below, followed by Chipotle’s response.
Item 2.02 Form 8-K Filed February 6, 2024
Exhibit 99.1, page 2
1.Please discuss the business reasons for changes in operating margin when changes in restaurant level operating margin are discussed in the results sections for the three months and full year ended December 31, 2023. Refer to Item 10(e) of Regulation S-K.
Chipotle’s Response:
We acknowledge the Staff’s comment and we commit to include in future SEC filings a discussion of the business reasons for changes in operating margin to the extent we include in the filing a discussion of changes in restaurant level operating margin.
If you have any questions or additional comments with respect to this response, please contact the undersigned by phone at (949) 292-1813 or by email at jmcconnell@chipotle.com.
Very truly yours,
Jamie McConnell
Chief Accounting and Administrative Officer